

April 19, 2013

<u>Via E-Mail</u>
Gil Efron
Chief Financial Officer
Kamada Ltd.
7 Sapir Street
Kiryat Weizmann Science Park
P.O. Box 4081
Ness Ziona 74140
Israel

> **Re: Kamada Ltd.**
> **Registration Statement on Form F-1**
> **Filed April 11, 2013**
> **File No. 333-187870**

Dear Mr. Efron:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Use of Proceeds, page 46</u>

1. We note your response to prior comment 3 and your revised disclosure on pages 9 and 46 of the prospectus. Notwithstanding your response that the company has not yet made specific determinations regarding the amount of proceeds that will be devoted to particular uses, and therefore is not able to quantify such amounts at this time, Item 504 of Regulation S-K requires registrants to approximate the amount of proceeds intended to be used for each intended purpose. As you have listed five specific uses for the proceeds on pages 9 and 46, you should also provide an estimated breakdown of the proceeds among these items. This is required even if, as you note in your prospectus, management will have broad discretion in allocating the proceeds and that the expected uses depend on numerous factors and are subject to change.

Note 19: Contingent Liabilities and Commitments, page F-32

2. We acknowledge your response to our comment 11 and your revised disclosure. Please address the following additional comments:

   - In your response, you indicated that you revised the disclosure to address our comment to clarify the "certain conditions" under which you are obligated to fund this development; however, we did not see revised disclosure. Accordingly, please revise your disclosure or tell us where you have provided this disclosure in the filing.

   - Please tell us why you do not anticipate that you will be obligated to fund these clinical trials. We noted your disclosure on page 79 that you expect that the Phase IV clinical trials will be substantially financed by Baxter, which appears to imply that you will have to bear some portion of the cost.

Note 22: Share-Based Payment, page F-36

3. We acknowledge your response to our comment 13 and your revised disclosure. Paragraph 16 of IFRS 2 states that "an entity shall measure the fair value of equity instruments granted at the measurement date." In addition, paragraph 19 states that "Vesting conditions, other than market conditions, shall not be taken into account when estimating the fair value of the shares or share options at the measurement date." Your revised disclosure states that the measurement date has not yet been met but also indicates that you recognized expense for services received during the vesting period. It appears that this disclosure is trying to convey how you intend to account for the vesting of these awards upon the measurement date. Please revise accordingly or tell us why a revision is not necessary.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sasha Parikh at (202) 551-3627 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Amy Reischauer at (202) 551-3793, Daniel Greenspan at (202) 551-3623, or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: <u>Via E-Mail</u>
Andrew D. Thorpe
Morrison & Foerster LLP
425 Market Street
San Francisco, CA 94105